Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Exhibit 21.1

Subsidiaries of PagSeguro Digital Ltd.

1.	Pagseguro Internet S.A.(Brazil)

2.	Boa Compra Tecnologia Ltda. (Subsidiary of Pagseguro Internet S.A.) (Brazil)

3.	NET+Phone Telecomunicações Ltda. (Subsidiary of Pagseguro Internet S.A.) (Brazil)

4.	BCPS Online Services, Lda (Subsidiary of Pagseguro Internet S.A.) (Portugal)

5.	R2Tech Informática S.A. (Subsidiary of Pagseguro Internet S.A.) (Brazil)

6.	BIVACO Holding S.A. (Subsidiary of Pagseguro Internet S.A.) (Brazil)

7.	Biva Serviços Financeiros S.A. (Subsidiary of BIVACO Holding S.A.) (Brazil)

8.	Biva Securitizadora de Créditos Financeiros S.A. (Subsidiary of BIVACO Holding S.A.) (Brazil)

9.	Biva Correspondente Bancário Ltda. (Subsidiary of BIVACO Holding S.A.) (Brazil)

10.	Pagseguro Holding Financeira Ltda. (Subsidiary of Pagseguro Internet S.A.) (Brazil)

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